SCHEDULE OF COMMISSIONS
                             -----------------------

Incentive Life Protector (Policy Form 96-400)
------------------------

Policy Year                     Up to CP(1)                  Amounts Over CP
-----------                     -----------                  ---------------
1st                             50%(2)                       3%(2)
2nd through 10th                4%(3)                        3%(4)
11th and later                  3%(5)                        3%(5)


Notes
-----

1. CP = Commissionable Premium. The CP is equal to the lesser of the annualized planned periodic premium, the amount the client intends to pay in the first policy year, and the commissionable target premium (CTP). CTP is actuarially determined based on the age, sex, tobacco user status and rating class of the insured person, the face amount of the policy and any additional benefits.

2. Production credits are payable on all commissions earned in PY1.

3. The 4% is comprised of 2% renewal commission and 2% Transferable Service Fee
   (TSF). A persistency bonus applicable to renewal commission is paid to those agents who qualify.

4. The 3% is comprised of 1% renewal commission and 2% TSF.

5. The 3% is comprised of 2% TSF and 1% Service Fee Boost (SFB) for those agents who qualify.

At issue ages 0 through 19, the first year commission rate is reduced to 40%. The first year commission rate of 50% is also reduced by 1% for each year that the insured's age exceeds age 65, i.e., the rate payable at age 66 is 49%.

Following a face amount increase, commissions on a portion of the premiums will be calculated based on the same rates discussed above.